Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAPS UNDER THE

PING AN CONSUMER FINANCE COLLABORATION AGREEMENT

AND

RECORD DATE FOR EXTRAORDINARY GENERAL MEETING

REVISION OF ANNUAL CAPS UNDER THE PING AN CONSUMER FINANCE COLLABORATION AGREEMENT

Reference is made to the Listing Document in relation to, among other things, the continuing connected transactions contemplated under the Ping An Consumer Finance Collaboration Agreement.

In view of the increasing demand for the General Services and the guarantee services under the Ping An Consumer Finance Collaboration Agreement, the Board expects that the Original Annual Caps would not be sufficient to meet the expected demand. On July 17, 2025, the Company and Ping An Consumer Finance entered into the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement to revise the annual caps for the General Services and the guarantee services for the year ending December 31, 2025 under the Ping An Consumer Finance Collaboration Agreement.

LISTING RULES IMPLICATIONS

Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, indirectly holds approximately 66.85% of the issued share capital of the Company as at the date of this announcement, Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance respectively as at the date of this announcement, and thus Ping An Consumer Finance is a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules. Accordingly, the transactions contemplated under the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratio in respect of the Revised Annual Caps for the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) exceed 5%, the proposed transactions contemplated thereunder are subject to the reporting, announcement, circular (including the advice of the independent financial adviser) and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL

An EGM will be convened at which ordinary resolutions will be proposed to approve the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) and the transactions contemplated thereunder (including the Revised Annual Caps). An Ke Technology and Ping An Overseas Holdings will abstain from voting on those resolutions at the EGM.

The Independent Board Committee comprising all the independent non-executive Directors has been established to advise the Independent Shareholders in respect of the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) (including the Revised Annual Caps). The Company will appoint an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

DISPATCH OF CIRCULAR

A circular, containing (a) details of the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement), and the transactions contemplated thereunder (including the Revised Annual Caps) which require approval from Independent Shareholders, (b) a letter of advice from the independent financial adviser to the Independent Board Committee and Independent Shareholders, and (c) a letter of recommendation from the Independent Board Committee, is expected to be dispatched to the Shareholders on or around September 4, 2025 as additional time will be required to finalise certain information to be included therein.

REVISION OF ANNUAL CAPS UNDER THE PING AN CONSUMER FINANCE COLLABORATION AGREEMENT

Reference is made to the Listing Document in relation to, among other things, the Ping An Consumer Finance Collaboration Agreement entered into by the Company and Ping An Consumer Finance on April 10, 2023.

Pursuant to the Ping An Consumer Finance Collaboration Agreement, the Group shall provide certain services to Ping An Consumer Finance (and/or its subsidiaries (if any)), including, among others, (a) labor outsourcing services, (b) credit information consulting services, (c) technology services, (d) other ancillary services (together with labor outsourcing services, credit information consulting services and technology services, collectively the “General Services”), and (e) guarantee services. For the General Services, Ping An Consumer Finance will pay service fees to the Group in respect of the provision of such services. For the guarantee service, the Group’s financing guarantee subsidiary will guarantee the repayment of the loans extended by Ping An Consumer Finance to its clients and, in return, Ping An Consumer Finance will pay guarantee service fees to the Group’s financing guarantee subsidiary. The term of Ping An Consumer Finance Collaboration Agreement commenced on April 14, 2023 (being the date of listing of the Shares on the Stock Exchange) and will end on December 31, 2025.

In view of the increasing demand for the General Services and the guarantee services under the Ping An Consumer Finance Collaboration Agreement, the Board expects that the Original Annual Caps would not be sufficient to meet the expected demand. On July 17, 2025, the Company and Ping An Consumer Finance entered into the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement to revise the annual caps for the General Services and the guarantee services for the year ending December 31, 2025 under the Ping An Consumer Finance Collaboration Agreement. Save for the Revised Annual Caps, all the terms and conditions of the Ping An Consumer Finance Collaboration Agreement shall remain unchanged. Principal terms and details of the Ping An Consumer Finance Collaboration Agreement are set out in the Listing Document.

Reasons for and benefits of the revision of the Original Annual Caps

The Company expects that the Original Annual Caps will be exceeded, which leads to the need to revise the Original Annual Caps after considering the following factors: (a) the total amounts of the General Services fees and the guarantee services fees received by the Group from Ping An Consumer Finance and the maximum monthly average balance of the principal amount to be guaranteed by the Group for the clients of Ping An Consumer Finance in the first half of 2025, and (b) the expected development and growth in Ping An Consumer Finance’s business which is supported by favorable government policies on stimulating consumption in the PRC. The Original Annual Caps were set in April 2023, and at that time, the Company did not expect the increase in the transaction amount as shown in the first half of 2025. The Company therefore re-assessed the Original Annual Caps in light of the business development in the first half of 2025 and the anticipated demand for the General Services and guarantee services in the coming months. The business of Ping An Consumer Finance, being a subsidiary of the Company, is fully integrated with the business of the Group. The Group believes that business collaboration with Ping An Consumer Finance would be most cost-effective and beneficial to the Group. In view of the benefits of the transactions, the Company considers it is in its interest to increase the volume of such transactions and to revise the Original Annual Caps to cater for such increasing business needs for the Group.

Pricing policies

General Services and guarantee services

For each type of the services provided by the Group, the service fees to be paid to the Group will be determined on the basis of a reasonable transfer pricing method after arm’s length negotiations between the relevant parties taking into consideration various commercial factors such as the nature of the services, the frequency for the Group to provide such services/products, the transaction amount. When there is no market comparable to or available market quotation for services the Group offers to Ping An Consumer Finance, the Group’s service fees will be determined on a cost-plus basis with a reasonable profit margin. When there is a market comparable to services the Group offers to Ping An Consumer Finance, the Group’s service fees shall be within the range of the prevailing market rates applicable to such services. The Group will also ensure that the terms of supplying services to Ping An Consumer Finance are fair and reasonable.

Historical amounts

In respect of the General Services provided by the Group to Ping An Consumer Finance, the transaction amount paid by Ping An Consumer Finance to the Group was RMB403.7 million, RMB722.6 million and RMB707.3 million for each of the two years ended December 31, 2023 and 2024 and the six months ended June 30, 2025, respectively. The actual transaction amounts for the period from January 1, 2025 up to the date of this announcement have not exceeded the original annual cap for the financial year ending December 31, 2025.

In respect of the guarantee services provided by the Group for Ping An Consumer Finance, the maximum monthly average balance of the principal amount guaranteed by the Group for the clients of Ping An Consumer Finance for the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 was RMB6,674.3 million, RMB8,400.0 million and RMB13,657.0 million, respectively, and the guarantee service fees received by the Group from them for each of the two years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 was RMB233.3 million, RMB512.9 million and RMB452.0 million, respectively. The respective actual transaction amounts in relation to the monthly average balance of the principal amount guaranteed by the Group for the clients of Ping An Consumer Finance and the guarantee service fees for the period from January 1, 2025 up to the date of this announcement have not exceeded the respective original annual cap for the financial year ending December 31, 2025.

Revision of the Original Annual Caps

The Original Annual Caps under the Ping An Consumer Finance Collaboration Agreement shall be revised as follows:

	For the year ending December 31, 2025
	(RMB in millions)
	Original Annual Caps	Revised Annual Caps
General Services
Fees to be paid by Ping An Consumer Finance to the Group	1,176.8	1,835.0
Guarantee Services
Maximum monthly average balance of principal amount to be guaranteed by the Group for the clients of Ping An Consumer Finance	14,968.0	18,164.0
Guarantee service fees to be received by the Group from Ping An Consumer Finance	749.3	1,147.0

Basis of the Revised Annual Caps

General Services – fees to be paid by Ping An Consumer Finance to the Group

The above Revised Annual Cap for the General Services has been estimated based on the following factors:

(a)

the historical transaction amounts and the growth trend under the existing business cooperation and services provision arrangements between the Group and Ping An Consumer Finance for the two years ended December 31, 2024 and the six months ended June 30, 2025; and

(b)

the expected demand for the General Services from Ping An Consumer Finance taking into account the expected development and growth in the business and operational scale which is supported by favorable government policies on stimulating consumption in the PRC.

Guarantee services—maximum monthly average balance of principal amount to be guaranteed by the Group for the clients of Ping An Consumer Finance

The above Revised Annual Cap for the maximum monthly average balance of principal amount guaranteed by the Group for the clients of Ping An Consumer Finance has been determined based on the following factors:

(a)	the historical transaction amounts for the two years ended December 31, 2024 and the six months ended June 30, 2025, and

(b)

the expected increase in Ping An Consumer Finance’s demand for the Group’s guarantee services taking into account the expected development and growth in Ping An Consumer Finance’s business which is supported by favorable government policies on stimulating consumption in the PRC.

Guarantee services – guarantee service fees to be received by the Group from Ping An Consumer Finance

The above Revised Annual Cap for the guarantee service fees to be received by the Group from Ping An Consumer Finance has been estimated based on the following factors:

(a)	the historical transaction amounts for the two years ended December 31, 2024 and the six months ended June 30, 2025; and

(b)

the expected demand of Ping An Consumer Finance for the Group’s guarantee services taking into account the expected development and growth in Ping An Consumer Finance’s business which is supported by favorable government policies on stimulating consumption in the PRC.

INTERNAL CONTROL MEASURES

In order to ensure that the terms under relevant agreements for the continuing connected transactions are fair and reasonable, and no less favorable to the Group than terms available to or from Independent Third Parties, and that the connected transactions are carried out under normal commercial terms, the Company has adopted the following internal control procedures:

(a)

the Company has adopted and implemented a management system on connected transactions to ensure compliance with relevant laws, regulations, the Company’s policies and the Listing Rules in respect of the continuing connected transactions;

(b)	the responsible internal departments of the Company regularly monitor the transaction amounts under the continuing connected transactions between the Group and the connected persons;

(c)

the Company’s independent non-executive Directors will conduct annual review of the continuing connected transactions under the framework agreements in accordance with the Listing Rules to ensure that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and aligned with the pricing policy;

(d)	the auditor of the Company will report on the continuing connected transactions pursuant to Chapter 14A of the Listing Rules; and

(e)

when considering the fees to be paid by the Group to the connected persons or the fees to be paid by the connected persons to the Group, the Company will continue to regularly research prevailing market conditions and practices and make reference to the pricing and terms between the Company and at least two Independent Third Parties for similar transactions or the available market prices quoted by the Independent Third Parties (where applicable), to ensure that the pricing and terms offered by the above connected persons are fair, reasonable and are no less favorable to the Group than those offered to Independent Third Parties.

The Company will timely comply with the relevant disclosure requirements in relation to connected transactions to provide the Shareholders and investors with sufficient information of the connected transactions, and duly implement the abovementioned internal control procedures to ensure that the transactions conducted are priced fairly and reasonably and in the interest of the Company and the Shareholders as a whole.

OPINION FROM THE BOARD

The Directors (excluding the independent non-executive Directors who will give their view after considering the advice and recommendation of the independent financial adviser, and Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO who have abstained) are of the view that the terms of the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) were determined after arm’s length negotiations and the respective transactions contemplated thereunder (including the Revised Annual Caps) are conducted in the ordinary and usual course of business of the Group and are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The independent non-executive Directors have formed the Independent Board Committee for the purpose of advising the Independent Shareholders in respect of the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement), and the transactions contemplated thereunder (including the Revised Annual Caps) which require approval from the Shareholders.

Mr. Yonglin XIE (a non-executive Director of the Company, and an executive director, the president and co-CEO of Ping An Insurance), Ms. Xin FU (a non-executive Director of the Company and an executive director, the senior vice president and chief financial officer (financial director) of Ping An Insurance), and Mr. Shibang GUO (a non-executive Director of the Company, and the assistant president and the chief risk officer of Ping An Insurance) are deemed or may be perceived to have a material interest in, and as a result have abstained from voting on the Board resolutions in relation to, the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) and the transactions contemplated thereunder. Save as aforesaid, none of the other Directors has or may be deemed to have a material interest in the above proposed transactions and was required to abstain from voting on the relevant Board Resolution.

LISTING RULES IMPLICATIONS

Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, indirectly holds approximately 66.85% of the issued share capital of the Company as at the date of this announcement, Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance respectively as at the date of this announcement, and thus Ping An Consumer Finance is a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules. Accordingly, the transactions contemplated under the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratio in respect of the Revised Annual Caps for the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) exceed 5%, the proposed transactions contemplated thereunder are subject to the reporting, announcement, circular (including the advice of the independent financial adviser) and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

INFORMATION ON THE PARTIES

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions in the PRC.

Ping An Insurance is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)) since 2004, and on the Shanghai Stock Exchange (stock code: 601318) since 2007. Ping An Insurance is a leading retail financial services group and its operations span across insurance, banking, asset management and technology businesses.

Ping An Consumer Finance is a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively. It is principally engaged in consumer finance business in the PRC.

EGM

An EGM will be convened at which ordinary resolutions will be proposed to approve the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) and the transactions contemplated thereunder (including the Revised Annual Caps). An Ke Technology and Ping An Overseas Holdings will abstain from voting on those resolutions at the EGM. Save as disclosed above and to the best knowledge of the Directors, as at the date of this announcement, no other Shareholder has a material interest in or is otherwise interested in or involved in the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement), and therefore, no other Shareholder is required to abstain from voting on resolutions in relation to these matters at the EGM.

RECORD DATE FOR EGM

For determining the Shareholders’ entitlement to attend and vote at the EGM, the Board has fixed the close of business on August 1, 2025, Hong Kong time, as the record date of Shares. Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of record of ADSs as of the close of business on August 1, 2025, New York Time, are entitled to provide voting instructions to the Depositary and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

DISPATCH OF CIRCULAR

A circular, containing (a) details of the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement), and the transactions contemplated thereunder (including the Revised Annual Caps) which require approval from Independent Shareholders, (b) a letter of advice from the independent financial adviser to the Independent Board Committee and Independent Shareholders, and (c) a letter of recommendation from the Independent Board Committee, is expected to be dispatched to the Shareholders on or around September 4, 2025 as additional time will be required to finalise certain information to be included therein.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“ADS(s)”	American Depositary Shares, every one (1) ADS representing two (2) Shares

“An Ke Technology”	An Ke Technology Company Limited (安科技術有限公司), a limited liability company incorporated in Hong Kong and indirectly wholly- owned by Ping An Insurance

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“Company”	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands and listed on the NYSE (NYSE ticker: LU) and the Stock Exchange (stock code: 6623)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Depositary”	Citibank, N.A., as depositary bank for the ADS program

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to be held on September 30, 2025 for the Independent Shareholders to consider and vote on ordinary resolutions to approve the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement (including the Revised Annual Caps))

“Group”	the Company, its subsidiaries and consolidated affiliated entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board comprising Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI, being the independent non-executive Directors, to advise the Independent Shareholders in respect of the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) and the transactions contemplated thereunder (including the Revised Annual Caps) which require approval from the Shareholders

“Independent Third Party(ies)”	any entity or person who is not a connected person of the Company within the meaning ascribed to it under the Listing Rules

“Independent Shareholders”	the Shareholders, other than those who are required to abstain from voting at the general meeting to be convened to approve the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) and the respective transactions contemplated thereunder (including the Revised Annual Caps)

“Listing Document”	the listing document of the Company dated April 11, 2023

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Original Annual Caps”	the original annual caps for General Services and guarantee services for the year ending December 31, 2025 under the Ping An Consumer Finance Collaboration Agreement

“Ping An Consumer Finance”	Ping An Consumer Finance Co., Ltd. (平安消費金融有限公司), a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively

“Ping An Consumer Finance Collaboration Agreement”	the collaboration agreement dated April 10, 2023 entered into by the Company and Ping An Consumer Finance

“Ping An Insurance”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter))

“Ping An Overseas Holdings”	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司 ), a company with limited liability incorporated in Hong Kong, directly wholly-owned by Ping An Group

“PRC” or “China”	the People’s Republic of China

“Revised Annual Caps”	the revised annual caps for General Services and guarantee services for the year ending December 31, 2025 under the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Agreement)

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	the ordinary shares of the Company with a par value US$0.00001 per share

“Shareholder(s)”	the holder(s) of the Shares

“Share Record Date”	August 1, 2025 (Hong Kong time)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“2025 Ping An Consumer Finance Collaboration Supplemental Agreement”	the supplemental agreement dated July 17, 2025 entered into by the Company and Ping An Consumer Finance, which will take effect upon approval by the Independent Shareholders

“%”	per cent

By Order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, July 18, 2025

As at the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI as the independent non-executive Directors.